Exhibit 4.3

DESCRIPTION OF SECURITIES

CAPITAL STOCK

As of December 31, 2019, CBRE Group, Inc. (“CBRE” or “our”) had one class of securities, our Class A common stock, $0.01 par value per share (“Common Stock”), registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Shares of our Common Stock are traded on the New York Stock Exchange under the trading symbol “CBRE.”

The following description of our Common Stock is a summary and is subject to, and is qualified in its entirety by reference to the provisions of our Amended and Restated Certificate of Incorporation (the “Charter”) and our Amended and Restated By-Laws (the “By-Laws”), copies of which are exhibits to the Annual Report on Form 10-K to which this description is an exhibit. This description does not purport to be complete and is subject in all respects to the applicable provisions of the Delaware General Corporation Law (the “DGCL”), the Charter and the By-Laws.

Authorized Capital Stock. Our authorized capital stock consists of (i) 525,000,000 shares of Common Stock and (ii) 25,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”). As of December 31, 2019, we had no outstanding shares of Preferred Stock.  All outstanding shares of Common Stock are fully paid and nonassessable. The Charter authorizes our board of directors, without any further approval, to divide the Preferred Stock into series and fix the powers, including voting powers, preferences and other rights of such series, and any qualifications, limitations or restrictions of such series of Preferred Stock.

Voting Rights. Holders of Common Stock generally are entitled to one vote per share on all matters on which our stockholders are entitled to vote. Our directors are elected by a plurality of the votes of the shares of the Common Stock present in person or represented by proxy at a stockholder meeting called for such election. Holders of Common Stock do not have cumulative voting rights in the election of directors.

Dividends. Holders of Common Stock are entitled to receive ratably dividends if, as and when declared from time to time by our board of directors out of funds legally available for that purpose, subject to the preferences of any outstanding Preferred Stock and to any restrictions contained in agreements to which we are a party.

Liquidation Rights. Upon our dissolution, liquidation or winding up, the holders of Common Stock are entitled to receive ratably the assets available for distribution to our stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding Preferred Stock.

Amendments to By-Laws. The Charter grants our board of directors the authority to amend and repeal the By-Laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or the Charter. The By-Laws provide that the By-Laws may be amended, added to, rescinded or repealed at any meeting of our board of directors or of the stockholders, provided adequate notice was provided.

Anti-Takeover Provisions of the Charter, the By-Laws and the DGCL. Certain provisions of the Charter, the By-Laws and the DGCL may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in our stockholders’ best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. Such provisions in the Charter and the By-Laws include restrictions on the ability of stockholders to nominate members of our board of directors and the ability of stockholders to call special stockholder meetings.

We have elected to be subject to Section 203 of the DGCL, which imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding Common Stock, except for holders who owned 15% or more of our outstanding Common Stock on June 16, 2004, the date on which we elected to become subject to Section 203 of the DGCL.

Special Stockholder Meetings.  Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock outstanding, a special meeting of stockholders may be called at any time by (i) the chair of our board of directors, (ii) our chief executive officer, (iii) our board of directors or (iv) our corporate secretary upon the written request by stockholders owning at least 25% (in the aggregate) of the outstanding shares of capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting.

Advance Notice and Proxy Access Provisions. Our By-Laws require timely advance notice for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders and specify certain requirements regarding the form and content of a stockholder’s notice.

Under the By-Laws, a stockholder (or a group of up to 20 stockholders) who has held at least 3% of our outstanding Common Stock for three years or more may nominate a director and have that nominee included in our proxy materials, provided that the stockholder and nominee satisfy the requirements specified in the By-Laws. Any stockholder who intends to use these procedures to nominate a candidate for election to our board of directors for inclusion in our proxy statement must satisfy the requirements specified in the By-Laws.

Transfer Agent. The transfer agent for our Common Stock is Broadridge Corporate Issuer Solutions, Inc.

Forum Selection. Under the By-Laws, unless CBRE consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of CBRE, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of CBRE to CBRE or our stockholders, (iii) any action arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine.

Other Matters. Our Common Stock does not have preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our Common Stock.